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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Announcement of 3rd Quarter Financial Results dated December 19, 2002

APPROVED BY:	Robert Singer Executive Vice President and Chief Financial Officer Gucci Group N.V.

GUCCI GROUP N.V. ANNOUNCES
FINANCIAL RESULTS FOR THIRD QUARTER 2002

        Amsterdam, The Netherlands, December 19, 2002: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces results for the third quarter ended October 31, 2002.

THIRD QUARTER KEY FIGURES

Gucci Group

  •
  Revenues: € 644.8 million, compared to € 624.9 million last year (+3.2%)

  •
  Operating profit before goodwill and trademark amortization: € 77.7 million (12.1% margin), compared to € 89.2 million (14.3% margin) last year (-12.9%)

  •
  Net income: € 52.9 million, compared to € 61.9 million last year (-14.4%)

  •
  Fully diluted net income per share: € 0.52, compared to € 0.61 last year (-14.8%)

  •
  October Revenues: +9.9% to € 252.2 million

Gucci Division

  •
  Revenues: € 355.7 million, compared to € 374.8 million last year (-5.1%)

  •
  Retail sales: € 245.3 million, compared to € 259.4 million last year (-5.4%, or -3.8% on a constant currency basis)

  •
  Operating profit before goodwill amortization: € 90.8 million (25.5% margin), compared to € 102.9 million (27.5% margin) last year (-11.8%)

Yves Saint Laurent

  •
  Revenues: up 52.3% to € 37.9 million

  •
  Retail sales: up 62.7% on a constant currency basis to € 24.3 million

  •
  Leather goods sales: up 263.6% on a constant currency basis to € 8.7 million

YSL Beauté

  •
  Revenues: up 7.8% to € 165.8 million

  •
  Operating profit before goodwill and trademark amortization: € 29.9 million (18.0% margin), compared to € 23.0 million (15.0% margin) last year (+29.8%)

FULL YEAR 2002 OUTLOOK

  •
  Management reiterates the guidance for full year 2002 published on December 9.

        Domenico De Sole, President and Chief Executive Officer of Gucci Group N.V. said: "In the context of a testing and volatile environment, the Group performed admirably in the third quarter. During the month of October, Group sales advanced 10%.

        The Gucci Division maintained strong profitability in the quarter: the 25.5% operating margin before goodwill amortization is one of the highest in the luxury industry. Moreover, Gucci enhanced its image at the high end of the market by introducing limited edition, made-to-measure and made-to-order merchandise, and it opened several flagship stores in prime locations. These initiatives are further strengthening the brand and are the basis for strong future growth.

        Yves Saint Laurent maintained outstanding sales performance. All product categories enjoyed robust double-digit growth, and leather goods sales more than doubled in the period. Retail and wholesale sales were up 79.7% in October, while in November the increase was 54.1%. These figures show that Yves Saint Laurent continues its rapid development as a significant force in the luxury industry. YSL Beauté generated good growth in sales and profitability. M7, the new Yves Saint Laurent fragrance for men, has exceeded sales expectations and enjoyed good reorders ahead of Christmas.

        Although growth slowed in November, Group revenues advanced 2.1% in the month, with Gucci retail sales up 6.2% in Japan and 11.0% in non-Japan Asia on a constant currency basis. Going forward, the volatile worldwide economic and political environment demands caution. Gucci management is highly focused on and committed to delivering strong performance, and I am confident the Group will achieve outstanding financial returns for its shareholders in the future."

Gucci Division

        Gucci revenues were € 355.7 million in the third quarter, compared to € 374.8 million in 2001 (-5.1%).

        Retail sales declined 5.4%, or 3.8% on a constant currency basis, to € 245.3 million. In Japan, retail sales declined 3.8% in constant currency, a good performance considering last year's exceptional growth: in local currency, retail sales advanced 29.2% in third quarter 2001 as consumers of luxury goods traveled less and spent more at home following the events of September 11. In non-Japan Asia, retail sales increased 11.8% on a constant currency basis led by outstanding growth in South Korea (+29.6% on a constant currency basis). In Europe, retail sales declined 8.6% on a constant currency basis, while in the United States dollar denominated retail sales declined 7.0%.

        Retail sales showed markedly improving trends during the quarter: in the United States, dollar denominated retail sales advanced 5.6% in October, compared to a 27.8% decline in August; in non-Japan Asia, local currency retail sales were up 18.6% in October, versus 4.6% growth in August; in Europe, retail sales grew 2.7% in October, compared to a 19.5% decline in August.

        Gucci continued to expand its directly-operated store network. After having opened important flagships in New York (Madison Avenue) and Paris (Avenue Montaigne) in early September, in November Gucci completed its flagship on Via Montenapoleone in Milan, the largest Gucci store in the world, and opened an important new store in Honu (Waikiki). As part of the strategy to further develop jewelry, which increased 29.4% in the quarter to € 24.3 million, Gucci opened its first freestanding jewelry store in Rome on December 6th.

        Sales to department and specialty stores enjoyed excellent growth, increasing 17.3%, while the 39.8% decline in sales to travel/duty free retailers was caused by the significant recession in this sector.

Margins

        The gross margin was substantially stable: 70.9%, compared to 71.4% in 2001 (and up from 66.9% in 2000). Management continued to exercise strict cost control. Notwithstanding sustained investment in communication, Gucci reduced operating expenses to € 161.5 million from € 164.6 million. The operating margin before goodwill amortization of 25.5% (€ 90.8 million) was lower than last year's exceptional 27.5% (€ 102.9 million) but in line with the margin achieved in 2000, 25.8%.

Outlook

        Management expects Gucci in full year 2002 to generate revenues of between € 1.5 and € 1.6 billion and an operating margin before goodwill amortization of approximately 28%.

Yves Saint Laurent

        Yves Saint Laurent revenues increased 52.3% to € 37.9 million. Retail sales advanced 58.2% (or 62.7% on a constant currency basis) to € 24.3 million, and wholesale sales grew 68.0% to € 10.9 million. Royalty income fell 14.6% to € 2.6 million as a result of the termination of licenses. Royalty income from eyewear represented a significant portion of total royalties, reflecting the successful introduction of sunglasses under the new license agreement with Safilo.

        Sales of high margin leather goods advanced an exceptional 263.6% on a constant currency basis thanks to the strong handbag collection and the introduction of new lines, such as the Marquise and Colonial bags. This excellent performance drove leather goods sales to 22.9% of total revenues in the third quarter from 10.1% in 2001.

        As of October 31, Yves Saint Laurent had 46 directly-operated stores and approximately 30 "hard format" shops-in-shop in the most exclusive US and European department and specialty stores. Yves Saint Laurent has secured leases that will enable it to reach at least 55 directly-operated stores by the end of 2003 and has firm commitments for approximately 20 additional "hard format" shops-in-shop to open next year.

Margins

        Yves Saint Laurent increased its gross margin to 55.6% from 48.9%. Excluding royalties, the gross margin rose to 52.4% from 41.9% in 2001.

        During the quarter, Yves Saint Laurent continued to make significant investments in communication and new stores which will provide the basis for the planned rapid expansion of turnover. As a result, the operating loss before goodwill and trademark amortization was € 18.1 million, compared to € 14.8 million in 2001.

Outlook

        Based on the strong sales momentum and excellent customer response to the fall/winter and cruise collections, management expects that in full year 2002 Yves Saint Laurent will generate revenues of between € 140 million and € 150 million and reduce its operating loss before goodwill and trademark amortization below the € 76.2 million posted in 2001.

YSL Beauté

        Sales advanced 7.8% (or 10.6% on a constant currency basis) to € 165.8 million.

        Yves Saint Laurent brand fragrance and cosmetics sales increased 2.5% (or 4.9% on a constant currency basis) thanks to the excellent sales performance of the pillar fragrances: Opium (+19.7%), Paris (+8.4%) and Kouros (+14.4%). Make-up sales increased at a double digit pace due to the overall momentum of the Yves Saint Laurent name. Yves Saint Laurent brand skincare sales declined in the quarter owing to the deliberate reduction of deliveries ahead of the launch of a new line in 2003. M7, the new men's fragrance, was launched successfully in October, and retailers already have placed reorders.

Margins

        Increased sales, in combination with strict cost control, lifted the operating profit before goodwill and trademark amortization by 29.8% to € 29.9 million (18.0% margin) from € 23.0 million (15.0% margin).

Outlook

        Management reiterates that it expects YSL Beauté in 2002 to generate mid-to-high single digit revenue growth and achieve an operating margin before goodwill and trademark amortization of approximately 7%.

Other Operations

        Bottega Veneta sales were up 103.0% on a constant currency basis thanks to excellent consumer and trade response to the Fall/Winter collection and the opening of stores in key locations. Sergio Rossi retail sales increased at a double digit pace. Since September, Boucheron has opened flagship stores in London (Bond Street), Milan (via Montenapoleone), Tokyo (Ginza) and San Francisco and has secured leases to open additional stores in Paris (Rue Faubourg St. Honoré), New York (Fifth Avenue) and Rome (via Condotti) in 2003, which will provide the retail platform for the roll-out of the recently introduced jewelry collection, Beauté Dangereuse. Following the successful October fashion shows, orders for the 2003 Spring/Summer collection increased 67% for Balenciaga, 90% for Stella McCartney and 118% for Alexander McQueen compared to those for the Spring/Summer 2002 collection.

Corporate Expenses

        Corporate expenses were € 9.0 million, compared to € 8.8 million in 2001.

Goodwill and Trademark Amortization

        Goodwill and trademark amortization was € 30.6 million (€ 24.9 million, net of tax), compared to € 35.4 million (€ 28.4 million, net of tax) in 2001.

Financial Income

        Net financial income was € 20.0 million, compared to € 23.3 million in 2001.

Other Items

        Other items were nil, compared to a minus € 3.3 million in 2001.

Treasury Shares

        During the third quarter, the Group purchased 1,000,000 shares for an aggregate cost of € 88.0 million.

Net Income per Share

        Fully diluted net income per share was € 0.52, which included a cost of € 0.24, net of tax, for goodwill and trademark amortization. In the third quarter of 2001, fully diluted net income per share was € 0.61 in 2001, which included a cost of € 0.28, net of tax, for goodwill and trademark amortization.

Other Current Assets

        The increase in other current assets from € 169.7 million on January 31, 2002 to € 234.4 million on October 31, 2002 was due almost entirely to the fair market value of hedge derivatives, € 68.3 million on October 31, 2002, which resulted primarily from the revaluation of the Euro compared to the US Dollar and Japanese Yen.

        Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2001, as amended, filed with the U.S. Securities and Exchange Commission.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+31 20 462 1700	+31 20 462 1700
+39 02 8800 5555	+39 055 7592 2456

(Tables to Follow)

GUCCI GROUP: THIRD QUARTER
REVENUES

€ Million	Third Quarter 2002	Third Quarter 2001[1]	% Increase (Decrease)
Gucci Division	355.7	374.8	(5.1%)
Yves Saint Laurent	37.9	24.9	52.3%
YSL Beauté	165.8	153.8	7.8%
Other Operations[2]	94.9	74.4	27.6%
Interdivisional	(9.5)	(3.0)	n/m

GUCCI GROUP	644.8	624.9	3.2%

GUCCI GROUP: THIRD QUARTER
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK
AMORTIZATION

€ Million	Third Quarter 2002	Third Quarter 2001[1]	% Increase (Decrease)
Gucci Division	90.8	102.9	(11.8%)
Yves Saint Laurent	(18.1)	(14.8)	n/m
YSL Beauté	29.9	23.0	29.8%
Other Operations[2]	(15.6)	(12.3)	n/m
Corporate Expenses	(9.0)	(8.8)	n/m
Interdivisional	(0.3)	(0.8)	n/m

GUCCI GROUP	77.7	89.2	(12.9%)

(1)
Third quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(2)
Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Stella McCartney; Alexander McQueen; Balenciaga; Industrial Operations.

GUCCI DIVISION: THIRD QUARTER
REVENUES

€ Million	Third Quarter 2002	Third Quarter 2001[1]	% Increase (Decrease)
Directly-operated Stores	245.3	259.4	(5.4%)
Wholesale Distribution[2]	51.1	56.6	(9.6%)
Timepieces Distribution	49.5	47.8	3.5%
Royalties	9.8	9.9	(1.3%)
Interdivisional	0.0	1.1	n/m

Total Gucci Division	355.7	374.8	(5.1%)

Leather goods	158.0	175.4	(9.9%)
Shoes	41.6	38.3	8.5%
Ready-To-Wear	56.4	63.8	(11.6%)
Watches	51.0	53.3	(4.4%)
Jewelry	24.3	18.8	29.4%
Other	14.6	14.2	3.7%
Royalties	9.8	9.9	(1.3%)
Interdivisional	0.0	1.1	n/m

Total Gucci Division	355.7	374.8	(5.1%)

Europe	120.8	123.5	(2.1%)
United States	74.2	80.8	(8.2%)
Japan	91.7	100.9	(9.2%)
Rest of Asia	59.9	58.2	3.0%
Rest of World	9.1	10.3	(11.4%)
Interdivisional	0.0	1.1	n/m

Total Gucci Division	355.7	374.8	(5.1%)

(1)
Third quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(2)
Franchise Stores, Duty-Free and Department and Specialty Stores.

GUCCI GROUP: NINE MONTHS
REVENUES

€ Million	Nine Months 2002	Nine Months 2001[1]	% Increase (Decrease)
Gucci Division	1,094.3	1,224.2	(10.6%)
Yves Saint Laurent	104.7	70.2	49.2%
YSL Beauté	401.0	385.6	4.0%
Other Operations[2]	257.0	187.5	37.1%
Interdivisional	(27.5)	(5.8)	n/m

GUCCI GROUP	1,829.5	1,861.7	(1.7%)

GUCCI GROUP: NINE MONTHS
OPERATING PROFIT (LOSS) BEFORE GOODWILL AND TRADEMARK AMORTIZATION

€ Million	Nine Months 2002	Nine Months 2001[1]	% Increase (Decrease)
Gucci Division	294.4	358.5	(17.9%)
Yves Saint Laurent	(51.1)	(53.5)	n/m
YSL Beauté	23.8	20.3	17.5%
Other Operations[2]	(48.7)	(25.3)	n/m
Corporate Expenses	(26.9)	(26.3)	n/m
Interdivisional	(0.3)	0.1	n/m

GUCCI GROUP	191.2	273.8	(30.1%)

(1)
Nine Month 2001 revenues translated into Euros from previously reported US Dollars at the average US Dollar-Euro rate during the period.

(2)
Sergio Rossi; Boucheron; Bottega Veneta; Bédat & Co.; Stella McCartney; Alexander McQueen; Balenciaga; Industrial Operations.

GUCCI DIVISION: NINE MONTHS
REVENUES

€ Million	Nine Months 2002	Nine Months 2001[1]	% Increase (Decrease)
Directly-operated Stores	749.2	832.0	(10.0%)
Wholesale Distribution[2]	177.4	208.4	(14.9%)
Timepieces Distribution	131.4	143.9	(8.7%)
Royalties	36.2	38.5	(5.9%)
Interdivisional	0.1	1.4	n/m

Total Gucci Division	1,094.3	1,224.2	(10.6%)

Leather goods	519.8	600.2	(13.4%)
Shoes	131.2	139.6	(6.0%)
Ready-To-Wear	157.0	179.2	(12.4%)
Watches	139.7	161.9	(13.7%)
Jewelry	63.9	53.8	18.6%
Other	46.4	49.6	(6.4%)
Royalties	36.2	38.5	(5.9%)
Interdivisional	0.1	1.4	n/m

Total Gucci Division	1,094.3	1,224.2	(10.6%)

Europe	371.0	390.0	(4.9%)
United States	231.2	286.7	(19.3%)
Japan	274.4	297.9	(7.9%)
Rest of Asia	189.2	216.8	(12.7%)
Rest of World	28.4	31.4	(9.4%)
Interdivisional	0.1	1.4	n/m

Total Gucci Division	1,094.3	1,224.2	(10.6%)

(1)
Third quarter 2001 revenues are translated into Euros from previously reported US Dollars using a US Dollar-Euro exchange rate derived from the year-to-date exchange rate.

(2)
Franchise Stores, Duty-Free and Department and Specialty Stores.

GUCCI GROUP N.V.
SUMMARIZED CONSOLIDATED FINANCIAL RESULTS
(In millions of Euros, except per share and share amounts)

	For the Three Months Ended		For the Nine Months Ended
	31 Oct '02	31 Oct '01	31 Oct '02	31 Oct '01
Net revenues	644.8	624.9	1,829.5	1,861.7
Gross profit	442.3	432.4	1,251.7	1,297.3
Operating expenses	364.6	343.2	1,060.5	1,023.6
Goodwill and trademark amortization	30.6	35.4	92.3	99.5
Operating profit	47.1	53.8	98.9	174.2
Financial income, net	20.0	23.3	50.7	75.8
Other income (expenses)	0.0	(3.3)	(2.9)	2.2
Pre-tax income	67.1	73.8	146.7	252.2
Taxation	13.1	12.8	17.4	34.1
Minority interests	1.1	(0.9)	(2.0)	(0.7)
Net income	52.9	61.9	131.3	218.8
Net income per share (basic)	0.53	0.62	1.30	2.18
Net income per share (diluted)	0.52	0.61	1.28	2.16
Weighted average number of shares outstanding (basic)	—	—	101,261,879	100,135,484
Weighted average number of shares outstanding (diluted)	—	—	102,675,374	101,420,854

GUCCI GROUP N.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(In millions of Euros)

	October 31, 2002	January 31, 2002
Assets
Current assets
Cash and cash equivalents	2,873.5	2,964.9
Trade receivables, net	349.3	328.8
Inventories, net	478.0	450.0
Deferred tax assets	209.0	169.6
VAT reimbursement receivables	131.3	114.7
Other current assets	234.4	169.7

Total current assets	4,275.5	4,197.7
Non-current assets
Property, plant and equipment, net	781.1	691.9
Goodwill, trademarks, other intangible assets and deferred charges, net	2,119.6	2,144.2
Other non-current assets	405.8	419.2

Total non-current assets	3,306.5	3,255.3
Total assets	7,582.0	7,453.0

Liabilities and shareholders' equity
Current liabilities
Bank overdrafts and short-term loans	451.1	765.2
Trade payables and accrued expenses	474.1	467.1
Other current liabilities	308.0	311.4

Total current liabilities	1,233.2	1,543.7
Non-current liabilities
Long-term financial payables	1,255.2	824.4
Long-term tax payable and deferred tax liabilities	349.2	379.4
Other non-current liabilities	85.8	81.2

Total non-current liabilities	1,690.2	1,285.0
Total liabilities	2,923.4	2,828.7

Minority interests	67.6	65.9
Shareholders' equity	4,591.0	4,558.4

Total liabilities and shareholders' equity	7,582.0	7,453.0

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2002	GUCCI GROUP N.V.
	By:	/s/ ROBERT S. SINGER
	Name:	Robert S. Singer
	Title:	Chief Financial Officer

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GUCCI GROUP N.V. ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER 2002
GUCCI GROUP N.V. SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (In millions of Euros, except per share and share amounts)
GUCCI GROUP N.V. CONDENSED CONSOLIDATED BALANCE SHEET (In millions of Euros)
SIGNATURES